INVEST IN **HOUND**

Building a better experience for the people of vet med

PITCH VIDEO INVESTOR PANEL



invest in the future of vet med
invest in you & your colleagues
invest in hound

hound.vet Denver CO



Technology | Software | Hiring and Recruiting | Employee Experience | Workplace Culture

LEAD INVESTOR

Danielle K. Lambert Founder & CEO, SnoutSchool.com

Veterinary medicine needs to revamp how we recruit and retain employees. Hound is providing a solution to HR headaches that I understand as a former practice manager. In addition to offering a practical solution to the tough task of hiring, Hound is dedicated to improving employee satisfaction and happiness. In an industry plagued by burnout and staffing struggles, Hound is providing a platform to unite employers and employees for a better experience overall. I support what Hound and their Pet Care Collective community stand for, as so much of their mission connects with our values at Snout School. Increasing diversity, addressing mental health concerns, and decreasing burnout are tough topics we can no longer ignore. For these reasons, I'm proud to be a lead investor. I hope you will join me in this rare opportunity to invest in something that will change the future of vet med in a meaningful way!

Invested $5,000 this round

Highlights

1. 🚨 Critically Important: Vet Med is experiencing a severe HR crisis. We are here to put people first.

2. 🧠 Industry-Supported: We're backed by over 20 industry-leading advisors and accredited investors.

3. 🌎 Diverse Founders: Started by female and minority co-founders, plus a cowboy 🤠 .

4. 🏆 Proven Founders: We're Vet Med experts & have successfully operated and scaled several

3. 🌎 Diverse Founders: Started by female and minority co-founders, plus a cowboy 🤠 .

4. 🏆 Proven Founders: We're Vet Med experts & have successfully operated and scaled several startups.

5. 💯 Great Execution: We developed our 1st product in 5 months (ahead of schedule and under budget.)

6. 🚀 Rapid Growth: We signed over 500 practices in our first 3 months, including several large groups.

7. 👷 Expert Developers: Our dev team has built veterinary software which was acquired by IDEXX.

8. 🔥 Hot Market: $275Bn by 2030. We're addressing a $40Bn segment with $100Bn+ in adjacent opportunity.

Our Team



Andrew Luna Founder & CEO

- 10 years of veterinary industry experience - Scaled and sold a group of veterinary practices - Launched a TripAdvisor marketplace in Thailand - Built a 7-figure division as head of sales at a veterinary software company



Aydan Zeynalova Co-founder & Head of Product

- 10 years of product, design, and marketing experience - Launched National Geographic franchise in Azerbaijan as international marketing head - Extensive design, project management, and marketing experience - Speaks 5 languages



Austin Villarreal Co-founder & Head of Operations

- 5 years of veterinary industry experience - Managed customer experience teams for a veterinary group - Launched new veterinary hospitals - Scaled a CPG company with a Whole Foods contract and managed all internal processes as director of ops



Austin Huff Co-founder & Head of Growth

- 3 years of software startup experience - Top performer at care.com; HR software which sold for $500M - Launched a new division of a leading multi-national veterinary software company - Sold software to several veterinary consolidators

We've launched our modern job search & recruiting platform, with culture & employee experience tools coming 2022!



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a better hiring experience
for the people of vet me
Our journey with you begins with job search and recruiting.
find awesome talent & jobs

The booming, multi-billion dollar veterinary industry is built on the backs of people like you - receptionists, assistants, technicians, veterinarians, managers, industry professionals, and more. Hound is here to put you first.

built by
& for
the people of vet med

Want healthier culture and a better experience in vet med? Invest in hound.

This is your chance to support a company who truly is putting people first. This is your chance to amplify positive change in our industry. This is your chance to unite and build a better, brighter future for one another in our growing profession. <u>This is your chance to change vet med for the better, and invest in a company working to make things better for you.</u>

a better employee journey



Hound is developing software to support talent and employers throughout the entire employee journey. After working for a decade in this industry and watching our friends and family struggle, we decided something had to change.

We're coming together with you to fix some things:

- 33% weighted average employee turnover rate

- 95% of vet med professionals are emotionally exhausted at work

- 100% of survey respondents and interviewees want a better employee experience

- we're experiencing an industry-wide talent shortage and HR crisis

- AAHA listed human resource management the #1 challenge and priority in vet med

vet med employers need help

Why are our people hurting?

Veterinary employers (independents and consolidators) lack the tools and resources needed to successfully manage their people and culture. The few tools vet med employers do have access to are very outdated, and they're not built for vet med. We're also notoriously an industry that's a bit behind the times. Hound is helping vet med fix that.

👩‍⚕️🐕🐶 Many vets grow into practice owners and find themselves overwhelmed and poorly equipped on the business side of things, especially HR.

🧑‍💼💼⚠️ Many techs and receptionists grow into practice managers and struggle to manage thousands of inventory items, customer service, clinical operations, marketing, finance, analytics, HR, and more. That's a lot when you don't have the right tools.

🏢🏢🏢 Many consolidators don't "force things" on their practices. They promise not to change anything, and by virtue, have a portfolio of practices using different technology and talent strategies (if any). This makes it incredibly difficult to manage their talent and culture consistently at scale. (Some leading consolidators are working hard on this, and we're already partnered with many of them!)

We get why you're struggling. We've been in your shoes (and scrubs). Let us help.

this is a big opportunity

Our industry is booming.

Pet owners spent $100Bn on their pets in the US in 2020, and a Morgan Stanley study predicts that will grow to $275Bn by 2030. On the other hand, a Banfield study found that if things don't change in our industry, 75 million US pets will not have access to veterinary care by 2030.

Hound is here to care for the people of our profession, to make vet med more sustainable for our people, and to allow our people to provide access to care for our pets.

To start, we are focusing entirely on the employee journey. We will deliver a better employee experience and healthier culture for the people of vet med.

Our first product in market is our freemium job search and recruiting software. We have a waitlist for our subscription-based employee experience and engagement technology launching in 2022. We will also offer a robust analytics add-on for independent practices and large groups to gain actionable insights on their recruiting and workforce metrics.

These solutions will address a $200M market opportunity. We are forecasting revenues in excess of $10M by year 2 *(projections are not guaranteed)*





TAM = total addressable market
SAM = serviceable addressable market
SOM = serviceable obtainable market

Success in this first phase of our company would strongly position us to develop more technology to solve more challenges. We will empower talent and practices to address several adjacent opportunities within the pet care industry. These combined adjacencies represent over $100Bn in market opportunity. We will begin targeting a $40Bn B2C segment by year 3, with forecasted revenues in excess of $100M by year 5 *(projections are not guaranteed)*.



how we're built different

We're not just better, we're different.

We have extensively studied the modern world's most successful startups. We have studied many leading platforms' strategies and what makes them grow beyond "better" to become "different". We have studied what it means and takes to become a "category king" (or queen 😉). We have learned from many successful entrepreneurs and investors and have their wind in our sails. We are bringing these best practices and modern technology to vet med.



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Product Design: Our product is modern, user-friendly, and built precisely for the needs of veterinary talent and employers. We intimately understand the problems we're solving, we solve unique frictions of vet med, and we meet the needs of our industry better than anyone else. Hound is built by and for the people of vet med.



strangers
attract
evaluators
engage
amplify
promoters
growth



delight
capture
beginners
regulars

Company Design: Our business model is the result of extensive research into the world's most successful platform businesses. We are customer and experience obsessed. We are product-led. We are community-driven. We remove friction ruthlessly, and we are designed to grow rapidly. **Our process is working - and we are quickly scaling.**





the old category
talent
practices
the job platform
the new category
practices
talent
pet owners
vendors
the veterinary ecosystem of talent

Category Design: We are creating a brand new category of platform, and we're calling it the Veterinary Ecosystem of Talent ("VET"). Our approach puts extreme emphasis on supporting veterinary talent. We deliver the people of vet med incredible value, and solve several challenges by placing them in the center of the pet care ecosystem and equipping them with new tools and resources to thrive.

we've got the right team

Most importantly, we've been in your shoes.

Our CEO, Andrew, has been in vet med for a decade of his life. He started his early career as a kennel tech, receptionist, and vet tech, then worked overnights and overtime as an emergency vet tech to pay for his business degree. Andrew went on to manage, open, and exit multiple vet hospitals, launch a TripAdvisor marketplace software in Thailand, and scale a 7-figure veterinary software company before creating hound for you.

It doesn't stop there. Our entire team has rich experience launching and scaling startups both in and out of vet med. Our engineering team is ex-IDEXX. 85% of our accredited investors are DVMs. Our advisory board is full of veterinary experts. Our ambassador program includes some of the most influential people in

our industry.

Our deep domain expertise and rich network is propelling us. We are truly built by, loved by, and owned by vet med. Join us!

co-founders


Andrew Luna
CEO


Aydan Zeynalova
Head of Product


Austin Villarreal
Head of Operations


Austin Huff
Head of Growth

team


Sara Ott
Director of Content & Community


Evgeniy Galkin
Engineering Team Lead


Andriy Onoshko
Sr. Front-End Developer


Polina Shuhaieva
Project Manager

advisors


Adam Christman, DVM, MBA
Chief Veterinary Officer @ dvm360


Danielle Lambert
CEO @ Snout


Lisa Lippman, DVM
Veterinarian


Fred Dijols, MBA
CEO @ Mixlab


Steven Carter
CEO @ TeleVet


Maureen Joseph
Chief People Officer @ GoodVets


Marie Holowaychuk, DVM
Wellness Consultant, Speaker, Specialist


Debbie Boone, CVPM
Owner @ 2ManageVets


Josh Vaisman, CCFP, MAPPCP
Co-Founder @ Flourish Veterinary


Kristi Crow, DVM
Veterinarian


Alyssa Mages, CVT
Co-Founder @ EVT

we're off to a great start

Hound is growing fast.

It historically has taken veterinary software companies years to reach the 500-clinic mark. Some of those slow-growth companies have been purchased for tens of millions of dollars. Some have raised tens of millions of dollars or sold for well over $100M. We're rapidly partnering with leading independent employers and large groups, and we signed over 500 hospitals in our first 3 months. We'll toot our own horn for a second - that's awesome! We're friends with a lot of veterinary software CEOs, and in their words - "hound is on fire!" 🔥



why you should invest

🏆 **The opportunity to own part of a company in vet med is extremely rare,** and usually reserved for the ultra-rich. We've taken several large investments from accredited investors, and we'll need more of their support, but we're making the opportunity to own a piece of hound **equitable** and **accessible to everyone** in vet med.

💜 You're all constantly talking about how badly you want to see **positive changes in vet med.** This is it. The moment is here. We're giving it our best shot. We're unifying the sharpest minds and kindest hearts in vet med. **Be part of the solution with us.**

📣 You, yes - YOU, can **directly impact our growth and success.** The louder our movement grows, the faster word spreads about hound, the more people you refer (and get paid for it), the faster hound will grow and succeed.

🐝 **This is an opportunity for the people** of veterinary medicine to **build the future you want,** take **pride as an owner of a veterinary software company,** and see lasting **positive changes** within our profession.

🚩 Investing is risky. We can't promise that we'll succeed or that you'll get rich. But - the power is very much in the hands of the people of vet med.

👉 👉 👉 It's a simple, synergistic formula. People (talent) are incredibly valuable to employers. If the people (supply) unite with and use hound, employers (demand) will be attracted to a new, valuable way to connect with talent. Talent (skill) will attract more employers (opportunity) to hound. And more employers will attract more talent to hound. Top employers will set the bar, and others will be encouraged to provide better pay, healthier culture, and holistic benefits to attract and keep talent. And hound will be here to equip them with tools to do that, too 😉

If the people of veterinary medicine unite with and use hound, everyone wins.

You will have a new platform putting you first, building solutions for your problems, and advocating for you. Employers, you will have a new platform building solutions for your toughest problems, we'll all finally have a go-to talent platform for vet med, and we'll work together to take better care of our people, our businesses, and our profession.

Power to the people!

why we need your help

We can't do this without you.

We plan to do a whole lot of good for a whole lot of people. But none of our grand visions for all of you can come true without your engagement and support.

Hound will go to the moon and back for you. By supporting us, you help make our vision of a better, brighter future for the people of vet med a reality.

People are everything. There is no vet med without you. There is no hound without you.

We see you. We hear you. We respect you.

Help us help you!

investment levels & perks

You deserve this opportunity to own a piece of the industry you've built.

We're crowdfunding to make this opportunity accessible to people at all levels within our profession. The minimum investment amount is only $100. You may invest any dollar amount up to $50,000.

Invest $100 or more:

Our holographic "you're awesome" sticker.

Invest $250 or more:

hound sticker pack



Invest $1,000 or more:



Invest $2,500 or more:



Invest $5,000 or more:



Invest $10,000 or more:

   



plus a custom hand-painted
portrait of your pet